

CORRECTED
May 11, 2011

Via E-Mail
David A. DeLorenzo, Chief Executive Officer
Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA 91362

> **Re: Dole Food Company, Inc.**
> **Form 10-K for the Fiscal Year Ended January 1, 2011**
> **Filed March 14, 2011**
> **Current Report on Form 8-K**
> **Filed March 14, 2011**
> **File No. 001-04455**

Dear Mr. DeLorenzo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 1, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Overview, page 27

1.   We note that you committed to a restructuring plan during the third quarter of 2010 in your fresh fruit segment in Europe, Latin America and Asia and that these restructuring efforts are designed to reduce costs by realigning fruit supply with expected demand. We further note that as a result of these various initiatives, beginning in fiscal 2011, you

expect to realize annual cash savings in your fresh fruit segment of approximately $37 million and that these savings are expected to result from lower production costs including lower labor costs on your farms and in your ports, enhanced farm productivity, lower distribution costs resulting from more efficient utilization of your shipping fleet, and lower selling and general and administrative costs as a result of streamlining your organization in Europe. Please quantify for us the reduction in revenue that you reasonably expect to result from your restructuring, including the impact from your planned reduction in banana volumes as discussed in the third and fourth quarter earnings conference calls and, if material, tell us how you considered the disclosure requirements of Item 303(a)(3)(ii) of Regulation S-K.

Results of Operations, page 29

Income Taxes, page 31

2.   We note on page 32 that you may be required to provide U.S. federal income tax and foreign withholding taxes on a portion of your anticipated fiscal 2011 foreign earnings and, as a result, your overall fiscal 2011 effective tax rate may increase versus the effective tax rate experienced in previous years. Please tell us if you reasonably expect the distribution of fiscal 2011 foreign earnings to have an adverse effect on your financial position, results of operations or cash flows. Also describe to us your specific plans for the reinvestment of undistributed earnings of foreign subsidiaries (ASC 740-30-25-17), and tell us the factors that management considered in determining that there is sufficient evidence that the undistributed earnings of your foreign subsidiaries will continue to be indefinitely reinvested in light of your planned distribution of fiscal 2011 foreign earnings (ASC 740-30-25-19).

Item 8. Financial Statements and Supplementary Data, page 51

Notes to Consolidated Financial Statements, page 59

Note 8 - Details of Certain Assets and Liabilities, page 73

3.   We note that the allowance for doubtful accounts was reduced from $51,380 at January 2, 2010 to $36,533 at January 1, 2011, or approximately 29%. Please describe to us your accounting policy and methodology used to estimate the allowance for doubtful accounts, and explain to us the factors that attributed to this reduction during fiscal 2010. Also confirm to us that you will include the disclosures required by ASC 310-10-50-9 in future filings and provide us with the text of your proposed future disclosure.

Note 19 – Contingencies, page 101

4.   We note your contingencies disclosures regarding the DBCP Cases, European Union Antitrust Inquiry, Honduran Tax Case, and Former Shell Site. We further note your disclosure that you cannot determine at this time the amount of probable loss, if any, incurred as a result of the European Union Antitrust Inquiry and Former Shell Site contingencies. Please advise us of the following:

   a.   Tell us whether you have determined a loss to be probable, remote, reasonably possible, or some combination thereof for each of your contingencies.

   b.   For probable losses, tell us the amount accrued or explain to us why the amount of loss cannot be reasonably estimated.

   c.   For reasonably possible losses, tell us the possible loss or range of loss or explain to us why such an estimate cannot be made.

Exhibits

5.   We note that Exhibits 10.1 and 10.2 are missing exhibits, schedules and/or attachments. We also note that Exhibits 10.1 and 10.2 to the Form 8-K filed on January 11, 2010, Exhibit 10.2 to the Form 8-K filed on March 3, 2010, Exhibit 10.3 to the Form 8-K filed on December 3, 2010, and Exhibits 10.1 and 10.2 to the Form 8-K filed on February 5, 2011 are missing exhibits, scheduled and/or attachments. Please confirm that you will file these exhibits with your next periodic report.

Items 2.02, 7.01, 8.01 and 9.01 Form 8-K filed March 14, 2011

Exhibit 99.1

Reconciliation of net income to EBIT and Adjusted EBITDA

6.   We note that to arrive at EBIT you adjust GAAP net income (loss) for discontinued operations, net, interest expense and income taxes. Please be advised that measures calculated differently than those described as EBIT in Exchange Act Release No. 47226 should not be characterized as "EBIT." Please confirm that you will distinguish the title of this measure from "EBIT," such as "Adjusted EBIT" in the future. Refer to Question 103.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations of the rules and regulations on the use of Non-GAAP Financial Measures for additional guidance.

Exhibit 2 – Reconciliation of Income (loss) from continuing operations to Comparable Income (loss) from continuing operations (Unaudited)

7.   We note that the adjustments to income (loss) from continuing operations to arrive at comparable income (loss) from continuing operations, are shown net of income taxes. Please tell us how you determine the income tax effects on these adjustments and confirm to us that you will provide such disclosure in the future. Refer to Question 102.11 of the Division of Corporation Finance's Compliance & Disclosure Interpretations of the rules and regulations on the use of Non-GAAP Financial Measures for additional guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions may be directed to John Archfield at (202) 551-3315 or David Walz at (202) 551-3358 for financial statement and accounting issues. You may contact Edwin S. Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director